Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended September 30, 2004	Twelve Months Ended September 30, 2004

	Actual	Actual

Operating Revenues	$43,617,002	$284,349,407

Operating Expenses:
Purchased Gas	42,305,682	271,222,908
Purchased Electric	--	(1,416)
Operation	1,276,615	3,891,947
Depreciation, Depletion
& Amortization	22,932	101,790
Franchise & Other Taxes	40,440	385,473

	43,645,669	275,600,702

Operating Income	(28,667)	8,748,705

Interest Income	204,539	782,713
Interest Expense	19,097	32,495

Net Income Before Taxes	156,775	9,498,923

Income Taxes:
Federal	(213,769)	2,445,832
State	(54,783)	600,461
Deferred	477,578	917,337

	209,026	3,963,630

Net Income	$(52,251)	$5,535,293